Exhibit 99.1

EXECUTION VERSION

YM BIOSCIENCES INC.

(a Nova Scotia corporation)

35,000,000 Common Shares

UNDERWRITING AGREEMENT

Dated:  February 24, 2012

YM BIOSCIENCES INC.

(a Nova Scotia corporation)

35,000,000 Common Shares

UNDERWRITING AGREEMENT

February 24, 2012

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park
New York, New York  10036

Ladies and Gentlemen:

YM BIOSCIENCES INC. (the “Company”), a corporation continued under the Nova Scotia Companies Act (the “NSCA”), confirms its agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch is acting as representative (in such capacity, the “Representative”), with respect to (i) the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of common shares, without nominal or par value, of the Company (“Common Shares”) set forth in Schedule A hereto and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 5,250,000 additional Common Shares.  The aforesaid 35,000,000 Common Shares (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 5,250,000 Common Shares subject to the option described in Section 2(b) hereof (the “Option Securities”) are herein called, collectively, the “Securities.”

The Company understands that the Underwriters propose to take the actions contemplated by this Agreement as soon as the Representative deems advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the Ontario Securities Commission (the “OSC”) in the province of Ontario, a final short form base shelf prospectus dated July 14, 2011 relating to the offering of up to an aggregate US$125,000,000 of Common Shares, warrants and units comprising any combination thereof (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the Securities Act (Ontario) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published policies adopted by the OSC (collectively, as applied and interpreted, the “Ontario Securities Laws”).  The term “Canadian Securities Laws” shall refer to the securities laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, and Nova Scotia (the “Canadian Reporting Jurisdictions”), together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published policies adopted by the securities regulatory authority in such Canadian Reporting Jurisdiction (each, a “Canadian Commission”), as applied and interpreted by such Canadian Commission and, for greater certainty, shall include Ontario Securities Laws. The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the “Shelf Procedures”). The Company has obtained from the OSC a receipt for the Canadian Base Prospectus (a “Final Receipt”).

The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-175381) covering the public offering and sale of the securities qualified under Ontario Securities Laws by the Canadian Base Prospectus, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”) (the Canadian Base Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the offering and two business days of the execution and delivery of this Agreement, with the OSC, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the OSC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the OSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”  Any preliminary prospectus supplement, including all documents incorporated by reference therein, together with the Canadian Base Prospectus, is hereinafter called a “Canadian Preliminary Prospectus.”

The registration statement on Form F-10, including the U.S. Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the “Preliminary Prospectuses.” The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus shall be deemed to refer to and include any documents filed with the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the later of the Closing Time (as defined below) or any Date of Delivery (as defined below), if any (the period from the date hereof through and including the later of such dates, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base

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Prospectus, as supplemented by any Canadian Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

As used in this Agreement:

“Applicable Time” means 8:30 A.M., New York City time, on February 24, 2012 or such other time as agreed by the Company and Merrill Lynch.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent U.S. Preliminary Prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule B-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule B-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any Preliminary Prospectus or any Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any Preliminary Prospectus or any Prospectus, as the case may be, prior to the execution and delivery of this Agreement.

SECTION 1.         Representations and Warranties.

(a)           Representations and Warranties by the Company.  The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, as follows:

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(i)            Registration Statement and Prospectuses.  The Company is a “foreign private issuer” (as defined in Rule 405 under the 1933 Act) and meets the requirements for use of Form F-10 under the 1933 Act and is qualified to use a short form prospectus and the Shelf Procedures provided under the Canadian Securities Laws; a Final Receipt has been obtained from the OSC in respect of the Canadian Base Prospectus, and no order having the effect of ceasing or suspending the trading or distribution of the Securities has been issued by any Canadian Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Commission or any court; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the 1933 Act and has been filed with the Commission; pursuant to Rule 467(b) under the 1933 Act, the Registration Statement became effective on July 15, 2011 (the “Effective Date”); if requested, copies of the Registration Statement and the Canadian Base Prospectus, including amendments thereof, have been delivered to the Underwriters, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; at the Closing Time and any Date of Delivery, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Securities on the Toronto Stock Exchange (“TSX”) or on the NYSE Amex (“NYSE AMEX”) (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the OSC in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(ii)           Accurate Disclosure.  On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the OSC and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Time, any Date of Delivery (as defined below) and prior to the expiry of the period of distribution of the Securities (A) the Canadian Prospectus or, in the case of the Effective Date, the Canadian Base Prospectus, in each case, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Ontario Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Ontario Securities Laws) relating to the Company and its subsidiaries (taken as a whole) and to the Securities and did not and will not contain any misrepresentation (as defined in the Ontario Securities Laws), (B) the U.S. Prospectus or, in the case of the Effective Date, the U.S. Base Prospectus, did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X did, and will, comply in all material respects with all applicable provisions of the 1933 Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (E) the U.S. Prospectus, or in the case of the Effective Date, the U.S. Base Prospectus, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading. As of the Applicable Time (A) the General Disclosure Package and (B) any individual Issuer Limited Use Free Writing Prospectus

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when considered together with the General Disclosure Package, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Time and any Date of Delivery and (ii) the completion of the distribution of the Securities, any offering material in connection with the offering or sale of the Securities other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the 1933 Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the OSC, conformed or will conform, respectively, in all material respects with the requirements of the Ontario Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b) and 433(d) under the 1933 Act.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Merrill Lynch expressly for use therein.  For purposes of this Agreement, the only information so furnished shall be the information in the first paragraph under the heading “Underwriting—Commissions and Discounts,” the information in the second, third and fourth paragraphs under the heading “Underwriting—Price Stabilization, Short Positions and Penalty Bids” and the information under the heading “Underwriting—Electronic Distribution” in each case contained in the Prospectus (collectively, the “Underwriter Information”).

(iii)          Issuer Free Writing Prospectuses.  No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(iv)          Company Not Ineligible Issuer.  At the time of filing the Registration Statement, the Company was not an “ineligible issuer,” as defined in Rule 405.

(v)           Independent Accountants.  The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectuses are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the Securities Exchange Act of 1934, as amended (the “1934 Act”), the rules and regulations under the 1934 Act (the “1934 Act Regulations”), the Public Accounting Oversight Board and Canadian Securities Laws and are independent in accordance with the requirements of the institute of chartered accountants in each Canadian Reporting Jurisdiction.

(vi)          Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements comply as to form with the applicable accounting requirements of Canadian Securities Laws and the 1933 Act and have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”)

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applied on a consistent basis throughout the periods involved, including, for periods commencing on or after July 1, 2011, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and adopted by the Canadian Institute of Chartered Accountants as Canadian GAAP, as applicable, applied on a consistent basis throughout the periods involved, together with any required reconciliation, in accordance with U.S. generally accepted accounting principles (“GAAP”).  The supporting schedules, if any, present fairly in accordance with Canadian GAAP or IFRS, as applicable, the information required to be stated therein.  The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.  Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses under the 1933 Act or the 1933 Act Regulations or Canadian Securities Laws.

(vii)         No Material Adverse Change in Business.  Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(viii)        Good Standing of the Company.  The Company has been continued and is validly existing as a corporation in good standing under the NSCA and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign or extra-provincial corporation, as applicable, to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(ix)          Good Standing of Subsidiaries.  Each subsidiary of the Company has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and is duly qualified as a foreign or extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.  Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.  None of the outstanding shares of capital stock of any subsidiary of the Company were issued in violation of the preemptive or similar rights of any securityholder of such subsidiary.

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The only subsidiaries of the Company are YM BioSciences USA Inc., CIMYM BioSciences Inc., YM BioSciences Australia Pty Ltd. (formerly Cytopia Research Pty Ltd.), Cytopia Inc., YM BioSciences UK Limited, and YM BioSciences Inc. (Anguilla).

(x)           Capitalization.  The authorized, issued and outstanding Common Shares are as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses under the caption “Details of the Offering” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectuses or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectuses). The outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable.  None of the outstanding Common Shares were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xi)          Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(xii)         Authorization and Description of Securities.  The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.  The Common Shares conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.  No holder of Securities will be subject to personal liability by reason solely of being such a holder.

(xiii)        Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale by reason of the filing of the Registration Statement or the issuance and sale of the Securities by the Company.

(xiv)        Absence of Violations, Defaults and Conflicts.  Neither the Company nor any of its subsidiaries is (A) in violation of its articles, charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations, including without limitation, the Office of Foreign Asset Control of the U.S. Treasury Department (“OFAC”)(each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from

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the sale of the Securities as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles, charter, by-laws or similar organizational document of the Company or any of its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xv)         Absence of Labor Dispute.  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xvi)        Absence of Proceedings.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which reasonably be expected to result in a Material Adverse Effect, or which reasonably be expected to materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xvii)       Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with a Canadian Commission which have not been so described and filed as required.

(xviii)      Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the TSX and the NYSE AMEX, Canadian Securities Laws, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xix)        Possession of Licenses and Permits.  The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively,

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“Governmental Licenses”) issued by the appropriate Governmental Entities (including without limitation, OFAC) necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  The Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  All of such Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xx)         Title to Property.  The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectuses or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectuses, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxi)        Possession of Intellectual Property.  The Company owns, or has obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement, the General Disclosure Package and the Prospectuses as either being owned or licensed by it or necessary for the conduct of its business (collectively, “Intellectual Property”), except where the failure to own, license or have such rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Registration Statement, the General Disclosure Package and Prospectuses or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Company’s knowledge, there are no third parties who have or will be able to establish ownership rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company; (ii) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, scope or enforceability of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, trade name,

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service name, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim upon commercialization of the product candidates described in the Registration Statement, the General Disclosure Package and the Prospectuses; (vi) there is no patent or patent application known to the Company that contains claims that interfere with the issued or pending claims of any of the Intellectual Property; (vii) to the Company’s knowledge, no employee of the Company is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement with, or any restrictive covenant to, a former employer where the basis of such violation relates to such employee’s employment with the Company, or actions undertaken by the employee while employed with the Company; and (viii) to the Company’s knowledge, there is no prior art that may render any patent application owned by the Company of the Intellectual Property unpatentable that has not been disclosed to the U.S. Patent and Trademark Office.

(xxii)       Trials. The clinical, pre-clinical and other trials, studies and tests conducted by or on behalf of or sponsored by the Company, or in which the Company has participated, that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, the General Disclosure Package and the Prospectuses were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable statutes, rules, regulations and policies of the U.S. Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which it is subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312, and current Good Clinical Practices and Good Laboratory Practices; the descriptions in the Registration Statement, the General Disclosure Package and the Prospectuses of the preliminary or interim results of such studies and tests received by the Company to date are accurate and complete in all material respects and fairly present the data derived from such trials, studies and tests, and the Company has no knowledge of any other trials, studies or tests the results of which are inconsistent with or otherwise call into question the results described or referred to in the Registration Statement, the General Disclosure Package and the Prospectuses; the Company has operated and is currently in compliance in all material respects with all applicable statutes, rules, regulations and policies of the Regulatory Authorities; and the Company has not received any notices, correspondence or other communication from the Regulatory Authorities or any other governmental agency which could lead to the termination or suspension of any clinical or pre-clinical trials, studies or tests that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, General Disclosure Package and the Prospectuses and, to the Company’s knowledge, there is no reasonable basis for the same.

(xxiii)      Environmental Laws.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses or would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous

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Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected   to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxiv)     Accounting Controls and Disclosure Controls.  The Company and each of its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS (in the case of financial statements prepared in respect of periods ending prior to July 1, 2011, in conformity with Canadian Securities Laws and Canadian GAAP) and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or any Canadian Commission’s, as the case may be, rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxv)      Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans.

(xxvi)     Payment of Taxes.  The Company and its subsidiaries each (i) have timely filed all necessary federal, state, provincial, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, provincial, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third

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parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them or any of their respective properties or assets, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (xxv), that would not, singularly or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority. The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since June 30, 2011 the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(xxvii)    Insurance.  The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Effect.  Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxviii)   Investment Company Act.  The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectuses will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

(xxix)     Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of the Canadian Securities Laws or Regulation M under the 1934 Act.

(xxx)      Foreign Corrupt Practices Act.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (“the CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(xxxi)     Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxxii)    OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, OFAC, the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses; and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the rules of OFAC. The Company has provided true and complete copies of all Governmental Licenses issued to the Company or any subsidiary by OFAC (the “OFAC Licenses”) to the Underwriters, through the Representative, and their counsel.

(xxxiii)   Lending Relationship.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(xxxiv)   Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xxxv)    Corporate Records. All existing minute books of the Company and each of its subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nominating and Corporate Governance and other board committees) and shareholders of the Company (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel and all such Corporate Records are complete. There are no transactions, agreements or other actions of the Company or any of its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the Nova Scotia Registry of Joint Stock Companies in a timely fashion under the NSCA. The Company is a reporting issuer in each Canadian Reporting Jurisdiction that recognizes the

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concept of reporting issuer, and is a reporting issuer in good standing in each Canadian Reporting Jurisdiction that recognizes the concept of good standing.

(xxxvi)   Forward-Looking Statements. No forward-looking statement or forward looking information (within the meaning of Section 27A of the 1933 Act, Section 21E of the 1934 Act and Section 138.4(9) of the Ontario Securities Act) contained in either the General Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xxxvii)  Canadian Filings. The Company has filed all documents required to be filed by it with the Canadian Commissions under Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation (as defined under Ontario Securities Laws).

(xxxviii)                 Related Party Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company that are required to be disclosed that have not been described in the Registration Statement, the General Disclosure Statement and the Prospectuses.

(xxxix)   Brokers. Except for the Underwriters, there is no person, firm or corporation acting or purporting to act for the Company, entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(xl)          PFIC. The Company will make available to U.S. shareholders, upon their written request, timely and accurate information as to the Company’s status as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and published interpretations thereunder, and the status of any subsidiary corporation that is also a PFIC (a “Subsidiary PFIC”) in which the Company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year the Company is a PFIC, provide to a U.S. shareholder, upon such shareholder’s written request, all information and documentation that a U.S. shareholder making a “qualified electing fund” election (under the meaning of Section 1295 of the Code) with respect to the Company and such more than 50% owned Subsidiary PFIC is required to obtain for U.S. federal income tax purposes.

(xli)         No Withholding.  All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, other than any income tax that may be levied on the income of any Underwriter or withholding, if any, with respect to such income tax, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(xlii)        No Rating.  No securities of the Company or any of its subsidiaries have been rated by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the 1933 Act).

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(b)           Officer’s Certificates.  Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2.         Sale and Delivery to Underwriters; Closing.

(a)           Initial Securities.  On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule A hereto, that number of Initial Securities set forth in Schedule A hereto opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as Merrill Lynch in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(b)           Option Securities.  In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,250,000 Common Shares, at the price per share set forth in Schedule A hereto, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.  The option hereby granted may be exercised for 30 days after the date hereof and may be exercised in whole or in part at any time from time to time upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities.  Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative acting reasonably, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time.  If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A hereto opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as Merrill Lynch in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(c)           Payment.  Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California, 92626, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (New York City time) on the third (fourth, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day in New York City after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from Merrill Lynch to the Company.

Payment for the Securities sold to the Underwriters shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be

15

purchased by them.  It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase.  Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

SECTION 3.         Covenants of the Company.  The Company covenants with each Underwriter as follows:

(a)           Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b), agrees: (i) to make no further amendment or supplement prior to the Closing Time to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Representative, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, to advise the Underwriters promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Underwriters with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the Canadian Commissions to comply with Canadian Securities Laws and with the TSX and NYSE AMEX to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, to provide the Underwriters with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the 1934 Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Underwriters, promptly after it receives notices, (x) of any request by the OSC or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus or for additional information with respect thereto or (y) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the trading or distribution of any Common Shares or the use of, or distribution of securities under, the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Underwriters promptly of the happening of any event within the time during which a prospectus relating to the Securities is required to be delivered under the Securities Act or the Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (i) constitute full, true and plain disclosure of all material facts relating to the Securities and (ii) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 3(b) hereof, to prepare and furnish promptly to the Underwriters, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or any Canadian Commission shall issue any order having the effect of ceasing or suspending the trading or distribution of any Common Shares, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

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(b)           Continued Compliance with Securities Laws.  The Company will comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the OSC on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two business days following the date of this Agreement, and file the U.S. Prospectus Supplement with the Commission within one business day following the filing of the Canadian Prospectus Supplement with the OSC. If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of the Securities contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, to comply with any law, the Company promptly will prepare and file with the Commission and the OSC, and furnish at its own expense to the Underwriters, an appropriate amendment to the Registration Statement or Canadian Prospectus or supplement to the U.S. Prospectus, Canadian Prospectus or any applicable Issuer Free Writing Prospectus, so that the Registration Statement or any Issuer Free Writing Prospectus as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented, will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus will comply with such law. Before amending the Registration Statement or any Issuer Free Writing Prospectus or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the offering of the Securities, the Company will furnish the Underwriters with a copy of such proposed amendment or supplement and provide the Underwriters and their counsel with reasonable time for review and will not file any such amendment or supplement to which the Underwriters reasonably object.

(c)           Delivery of Registration Statements.  If requested, the Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, signed copies of (i) the Canadian Base Prospectus as originally filed with the OSC and (ii) the Registration Statement as originally filed with the Commission, and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and if requested, will also deliver to the Representative, without charge, a conformed copy of the Canadian Base Prospectus and the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters.  The copies of the Canadian Base Prospectus, the Registration Statement, and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC and with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d)           Delivery of Prospectuses.  The Company has delivered to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act.  The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectuses (as amended or supplemented) as such Underwriter may reasonably request.  The Prospectuses and any amendments or supplements thereto

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furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC or the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e)           Blue Sky Qualifications.  The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)            Rule 158.  The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g)           Use of Proceeds.  The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectuses under “Use of Proceeds.”

(h)           OFAC Compliance. The Company will not directly or indirectly use any proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as Underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the OFAC Licenses.

(i)            Listing.  The Company will use its commercially reasonable efforts to effect and maintain the listing of the Securities on the TSX and the NYSE AMEX for a period of at least 12 months.

(j)            Restriction on Sale of Securities.  During a period of 60 days from the date of the Prospectuses, the Company will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act or prospectus under Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectuses or (D) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectuses.  Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period the Company issues an earnings release or material news or a

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material event relating to the Company occurs or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions imposed in this clause (i) shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch waives, in writing, such extension.

(k)           Reporting Requirements.  The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations and shall file with the Canadian Commissions all documents required to be filed therewith under, and within the time periods required by, Canadian Securities Laws.

(l)            Issuer Free Writing Prospectuses.  The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative.  The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. Without the prior written consent of the Company, the Underwriters will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Company will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Company.

SECTION 4.         Payment of Expenses.

(a)           Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) and Canadian Prospectus as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, each Issuer Free Writing Prospectus of which is it aware and of which it consents to the use thereof, and the Prospectuses and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable

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upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred in connection with the listing of the Securities on the TSX and the NYSE AMEX and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii).

(b)           Termination of Agreement.  If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 9(a)(i) or (iii) or Section 10  hereof, the Company shall reimburse the Underwriters (if terminated pursuant to Section 10, only the non-defaulting Underwriters) upon demand and, if requested by the Company, receipt of written invoices, for all of their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters, that shall have been incurred by the Underwriters in connection with this Agreement and the offering and sale of the Securities.

(c)           Allocation of Expenses.  The provisions of this Section shall not affect any agreement that the Company may make for the sharing of such costs and expenses.

SECTION 5.         Conditions of Underwriters’ Obligations.  The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of the covenants and other obligations hereunder, and to the following further conditions:

(a)           Effectiveness of Registration Statement.  The Registration Statement has become effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, the Canadian Prospectus shall have been filed with the OSC under the Shelf Procedures, in each case within the time periods required thereunder, no order preventing or suspending the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission or any Canadian Commission for additional information.

(b)           Opinions of Canadian Counsel for Company.  At the Closing Time, the Representative shall have received the favorable opinions, dated the Closing Time, of Heenan Blaikie, LLP, Canadian counsel for the Company and Stewart McKelvey, special Nova Scotia counsel to the Company, each in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request.

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(c)           Opinion of U.S. Counsel for Company.  At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of Dorsey & Whitney LLP, U.S. counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit B hereto and to such further effect as counsel to the Underwriters may reasonably request.

(d)           Opinion of OFAC Counsel for Company.  At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of Bingham McCutchen LLP, special OFAC counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit C hereto and to such further effect as counsel to the Underwriters may reasonably request.

(e)           Opinion of IP Counsel for Company.  At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of Griffith Hack, special IP counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit D hereto and to such further effect as counsel to the Underwriters may reasonably request.

(f)            Opinion of Counsel for Underwriters.  At the Closing Time, the Representative shall have received the favorable opinion, dated the Closing Time, of Latham & Watkins LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance satisfactory to the Representative.

(g)           Officers’ Certificate.  At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the chief executive officer of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order having the effect of ceasing or suspending the trading or distribution of the Securities or the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(h)           Accountant’s Comfort Letter.  At the time of the execution of this Agreement, the Representative shall have received from KPMG LLP a letter, dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectuses.

(i)            Bring-down Comfort Letter.  At the Closing Time, the Representative shall have received from KPMG LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

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(j)            Principal Financial Officer’s Certificate. At the time of the execution of this Agreement, the Representative shall have received a certificate of the principal financial officer of the Company, dated as of such date, to the effect that, at his direction, his staff has compared certain items in the General Disclosure Package and the Prospectuses, including each document incorporated by reference therein, to the corresponding amount indicated in, or recomputed such item based upon amounts derived from, the consolidated financial statements of the Company and its subsidiaries, or, to the extent such items are not reflected in such consolidated financial statements, unaudited reports or schedules derived from the accounting records of the Company for the applicable periods, and found them to be in agreement and confirming other financial information for the period from January 1, 2012 to the date of the certificate.

(k)           Approval of Listing.  At the Closing Time, the Securities shall have been approved for listing on the NYSE AMEX, subject only to official notice of issuance. The TSX shall have accepted for filing notice of the Offering and shall have conditionally approved the listing of the Securities subject only to the satisfaction of customary post-closing requirements.

(l)          Lock-up Agreements.  At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit E hereto signed by the persons listed on Schedule C hereto.

(m)          Conditions to Purchase of Option Securities.  In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any of its subsidiaries hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i)            Officers’ Certificate.  A certificate, dated such Date of Delivery, of the chief executive officer of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(g) hereof remains true and correct as of such Date of Delivery.

(ii)           Opinions of Counsel for Company.  If requested by the Representative, the favorable opinions of Heenan Blaikie LLP, Canadian counsel for the Company, Stewart McKelvey, special Nova Scotia counsel for the Company, Dorsey & Whitney LLP, U.S. counsel for the Company, Bingham McCutchen LLP, special OFAC counsel for the Company, Griffith Hack, special IP counsel for the Company, each in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinions required by Sections 5(b),(c),(d) or (e), as applicable, hereof.

(iii)          Opinion of Counsel for Underwriters.  If requested by the Representative, the favorable opinion of Latham & Watkins LLP, counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(iv)          Bring-down Comfort Letter.  If requested by the Representative, a letter from KPMG LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(h) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

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(n)           Additional Documents.  At the Closing Time and at each Date of Delivery (if any) counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.

(o)           Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities may be terminated by the Representative by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 4, 6, 7, 8, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

SECTION 6.         Indemnification.

(a)           Indemnification of Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)            against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any Preliminary Prospectus, Issuer Free Writing Prospectus, Prospectuses or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii)          against any and all expense whatsoever, as incurred (including, subject to Section 6(c), the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based

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upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)           Indemnification of Company, Directors and Officers.  Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 6 (except that for purposes of Section 6(a)(iii), the applicable counsel shall be that selected by the Company), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)          Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

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SECTION 7.         Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectuses, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectuses.

The relative fault of the Company on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting discount received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.  The Underwriters’ respective obligations

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to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8.         Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9.         Termination of Agreement.

(a)           Termination.  The Representative may terminate this Agreement, by notice to the Company at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Canadian Commission or the TSX or the NYSE AMEX, or (iv) if trading generally on the TSX, NYSE AMEX or the New York Stock Exchange or in the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either Federal, New York, or Canadian authorities.

(b)           Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 4, 6, 7, 8, 14, 15 and 16 shall survive such termination and remain in full force and effect.

SECTION 10.       Default by One or More of the Underwriters.  If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i)            if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that

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their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)           if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectuses or in any other documents or arrangements.  As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11.       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to Merrill Lynch at One Bryant Park, New York, New York 10036, attention of Syndicate Department (facsimile: (646) 855-3073), with a copy to ECM Legal (facsimile: (212) 230-8730); notices to the Company shall be directed to it at 5045 Orbitor Drive, Bldg. 11, Suite 400, Mississauga, Ontario L4W 4Y4, attention of Dr. Nick Glover (facsimile: (905) 629-4959.

SECTION 12.       No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries, or its respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives, to the fullest extent permitted by law, any claims it may have against any Underwriter for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that no Underwriter shall have any liability (whether direct or indirect) to the Company in respect of any such fiduciary duty claim.

SECTION 13.       Parties.  This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and their respective successors.  Nothing expressed or mentioned in this

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Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 14.       Trial by Jury.  The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 15.       GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 16.       Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each party not located in the United States irrevocably appoints YM BioSciences USA Inc. as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 17.       Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter of any sum adjudged to be so due in such other currency on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder,

28

the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

SECTION 18.       TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19.       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 20.       Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriter and the Company in accordance with its terms.

Very truly yours,

YM BIOSCIENCES INC.

		By	“Nick Glover”
President and Chief Executive Officer

CONFIRMED AND ACCEPTED,
as of the date first above written:

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By	“Edmund D. Baxter”
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

30

SCHEDULE A

The initial public offering price per share for the Securities shall be $2.00.

The purchase price per share for the Securities to be paid by the several Underwriters shall be $1.88, being an amount equal to the initial public offering price set forth above less $0.12 per share, subject to adjustment in accordance with Section 2(b) for dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.

Name of Underwriter	Number of Initial Securities

Merrill Lynch, Pierce, Fenner & Smith Incorporated	17,500,000
Wells Fargo Securities, LLC	8,750,000
JMP Securities LLC	3,500,000
Collins Stewart LLC	1,750,000
Rodman & Renshaw, LLC	1,750,000
Roth Capital Partners, LLC	1,750,000

Total	35,000,000

Sch A-1

SCHEDULE B-1

Pricing Terms

1.             The Company is selling 35,000,000 Common Shares.

2.             The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,250,000 Common Shares.

3.             The initial public offering price per share for the Securities shall be $2.00.

Sch B-1

SCHEDULE B-2

Free Writing Prospectuses

Issuer Free Writing Prospectus dated February 24, 2012

Filed Pursuant to Rule 433

Registration No. 333-175381

(Relating to Preliminary Prospectus Supplement dated February 23, 2012)

Common Shares

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the accompanying base prospectus dated July 15, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Merrill Lynch will arrange to send you the Preliminary Prospectus if you request it by calling toll free (866) 500-5408.  References herein to “we,” “us,” “our” and “YM” refer to YM Biosciences Inc. and its subsidiaries.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	YM BioSciences Inc. (NYSE AMEX: YMI; TSX: YM)

Common shares offered by YM

35,000,000 common shares. In addition, we have granted the underwriters a 30-day option to purchase up to 5,250,000 additional common shares. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common shares to be outstanding after the offering	151,711,448 common shares (or 156,961,448 common shares if the underwriters exercise their option to purchase additional common shares in full)

The number of our common shares to be outstanding immediately after this offering is based on 116,711,448 shares outstanding as of December 31, 2011 and excludes:

• 9,052,249 of our common shares issuable upon the exercise of options outstanding as of December 31, 2011, having a weighted-average exercise price of approximately C$1.99 per common share; and

• 7,366,418 of our common shares issuable upon exercise of warrants outstanding as of December 31, 2011, having an exercise price of US$1.60 per common share.

Public offering price	US$2.00 per common share.

Net proceeds to YM	US$65.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	February 24, 2012.

Closing date	February 29, 2012.

Sole book-running manager	BofA Merrill Lynch

Lead manager	Wells Fargo Securities, LLC

Co-Managers	JMP Securities LLC; Collins Stewart LLC; Rodman & Renshaw, LLC and Roth Capital Partners, LLC

Sch B-2

SCHEDULE C

List of Persons Subject to Lock-up

David G.P. Allan

Thomas I.A. Allen, Q.C.

Mark Entwistle, M.A.

Henry Friesen, C.C., M.D.

Philip Frost, M.D., Ph.D.

Nick Glover, Ph.D.

Catherine Mackey, M.D.

Nicole Onetto, M.D., PhD

Francois Thomas, M.D.

Tryon M. Williams, BSc

Denis G. Bosc, Ph.D.

Christopher J. Burns, Ph.D.

Wendy Chapman

David A. Kennard, Ph.D., M.B.A.

Mark Kowalski, M.D., Ph.D.

Gregg Smith, Ph.D., M.B.A.

James Smith, M.Sc.(Eng)

Len Vernon, B.Sc., C.A.

Ernest Wong, Ph.D., M.B.A., C.L.P.

Sch C-1

Exhibit A

FORM OF OPINIONS OF COMPANY’S CANADIAN COUNSEL AND

SPECIAL NOVA SCOTIA COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(B)

Heenan Blaikie — Negative Assurance

We have acted as Canadian counsel to YM BioSciences Inc. (the “Corporation”) in connection with the issuance and sale by the Corporation today of • common shares in the capital of the Corporation (the “Firm Shares”) at a price of US$• per Firm Share. The Corporation has granted to the Underwriters an option to purchase up to an aggregate of • additional Common Shares (the “Additional Shares”) as may be necessary to cover over-allotments made in connection with the Offering. The Firm Shares and the Additional Shares are collectively referred to as the “Common Shares”.

The Corporation has filed a preliminary prospectus supplement in respect of the Offering with the Ontario Securities Commission (the “OSC”) on and dated February [23], 2012, and the Common Shares have been qualified in the Province of Ontario pursuant to a final prospectus supplement filed with OSC on and dated February [24], 2012, in each case, to a short form base shelf prospectus dated July 14, 2011.

The Prospectus Supplements were prepared pursuant to an underwriting agreement dated February [24], 2012 (the “Underwriting Agreement”) between the Corporation and Merrill Lynch, Pierce Fenner & Smith Incorporated, on its own behalf and on behalf of [Wells Fargo Securities, LLC] (collectively, the “Underwriters”). This opinion is being delivered to you pursuant to section 4(b) of the Underwriting Agreement. Capitalized terms used herein without definition have the meanings specified therefor in the Underwriting Agreement.

The primary purpose of our professional engagement was not to establish or confirm factual or accounting matters, or financial or quantitative information, and many determinations involved in the preparation of the Registration Statement, General Disclosure Package and Prospectuses are of a non-legal character.  Moreover, we are not experts in the valuation of securities and are not in a position to make an assessment of what significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares and, furthermore, the determination of materiality or whether a fact is material is a factual determination and not a legal matter and requires expertise on the effect that information would have on the market price or value of the Common Shares and we are not in a position to make such determinations; to some extent, we have sought the advice of one or more officers or representatives of the Corporation regarding whether particular matters that have come to our attention during the course of our retainer are material and have relied exclusively and without independent investigation upon that advice for the purposes of this letter.  Because we are not experts in the valuation of securities and because we may not have made an accurate assessment of what might significantly affect, or might reasonably be expected to have a significant effect on, the market price or value of the Common Shares or as to materiality or whether any fact is material, it should be recognized that our remarks contained in the second last paragraph of this letter are qualified accordingly.

Our views in this letter are expressed as to matters relating solely to the laws of the Province of Ontario and the federal laws of Canada applicable therein.  We are not, and shall not be taken to be, passing on the compliance of the Registration Statement, the General Disclosure Package and the Prospectuses with, or any other matter relating to, the securities or other laws of the United States.

We have participated in the preparation of the Registration Statement, the General Disclosure Package and the Prospectuses (including, the Corporation’s annual information form dated September 22,

2011 and the management information circular dated October 11, 2011, respectively, but excluding all other documents incorporated by reference in the Prospectuses), and in conferences with officers and other representatives of the Corporation, United States counsel for the Corporation, other United States counsel to the Corporation, representatives of the independent accountants for the Corporation, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the General Disclosure Package and the Prospectuses and related matters were discussed and although we have not independently verified, and (except as to those matters and to the extent set forth in the opinion in paragraph 7 in our accompanying opinion addressed to the Underwriters) are not passing upon and do not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the General Disclosure Package and Prospectuses.  On the basis of such participation and subject to the limitations set forth herein, no facts have come to our attention that have led us to believe that (a) the Registration Statement (except for the financial statements and notes thereto, financial statement schedules and other financial and accounting data included or incorporated by reference in or omitted from those documents, as to which no belief is expressed), at the time it became effective under the United States Securities Act of 1933, as amended, contained an untrue statement of a material fact within the meaning of the Securities Act (Ontario) or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading within the meaning of the Securities Act (Ontario), (b) the General Disclosure Package (except for the financial statements and notes thereto, financial statement schedules and other financial and accounting data included or incorporated by reference in or omitted from those documents, as to which no belief is expressed), as of the dates thereof, contained an untrue statement of a material fact within the meaning of the Securities Act (Ontario) or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading within the meaning of the Securities Act (Ontario), or (c) the Prospectuses (except for the financial statements and notes thereto, financial statement schedules and other financial and accounting data included or incorporated by reference in or omitted from those documents, as to which no belief is expressed), as of the date of the Prospectuses or as of the date hereof, included or includes an untrue statement of a material fact within the meaning of the Securities Act (Ontario) or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the Securities Act (Ontario).

This letter is delivered to the addressees pursuant to the Company’s request in connection with the closing of the above-referenced transaction and may be relied upon by the addressees in connection therewith but not by any other person or entity or by anyone for any other purpose, nor may it be copied or quoted by persons other than the addressees or distributed to persons other than the addressees without our prior written consent.

Heenan Blaikie — Corporate Opinion

We have acted as Canadian counsel to YM BioSciences Inc. (the “Corporation”) in connection with the issuance and sale by the Corporation today of • common shares in the capital of the Corporation (the “Firm Shares”) at a price of US$• per Firm Share. We are also Canadian counsel to CIMYM BioSciences Inc., a subsidiary of the Corporation.

The Corporation has granted to the Underwriters an option to purchase up to an aggregate of • additional Common Shares (the “Additional Shares”) as may be necessary to cover over-allotments made in connection with the Offering. The Firm Shares and the Additional Shares are collectively referred to as the “Common Shares”.

The Corporation has filed a preliminary prospectus supplement in respect of the Common Shares with the Ontario Securities Commission (the “OSC”) under Ontario securities law (“Ontario Securities Laws”) (as defined in section 1(1) of the Securities Act (Ontario) (the “Securities Act”)) on and dated February [23], 2012 (the “Preliminary Prospectus Supplement”) in connection with the issuance. The Common Shares have been qualified in the Province of Ontario pursuant to a final prospectus supplement filed with OSC under Ontario Securities Laws on and dated February [24], 2012 (the “Final Prospectus Supplement”) (collectively, the “Prospectus Supplements”), in each case, to a short form base shelf prospectus dated July 14, 2011 (the “Canadian Base Shelf Prospectus”). The Canadian Base Shelf Prospectus as supplemented by the Final Prospectus Supplement is hereinafter referred to as the “Canadian Supplemented Prospectus”).

The Prospectus Supplements were prepared pursuant to an underwriting agreement dated February [24], 2012 (the “Underwriting Agreement”) between the Corporation and Merrill Lynch, Pierce Fenner & Smith Incorporated, on its own behalf and on behalf of [Wells Fargo Securities, LLC] (collectively, the “Underwriters”). This opinion is being delivered to you pursuant to section 4(b) of the Underwriting Agreement. Capitalized terms used herein without definition have the meanings specified therefor in the Underwriting Agreement.

Scope of Review

We have participated:

(a)           together with Dorsey & Whitney LLP, US counsel to the Corporation, in the preparation of:

(i)            the Canadian Base Shelf Prospectus;

(ii)           the Registration Statement on Form F-10 (Registration No. 333-175381) under the United States Securities Act of 1933, as amended, as filed by the Corporation with the United States Securities and Exchange Commission (the “SEC”) on July 14, 2011 (the “Registration Statement”);

(iii)          the short form base shelf prospectus dated July 14, 2011 (the “US Base Shelf Propsectus”) forming part of the Registration Statement at the time the Registration Statement was declared effective;

(b)                                 together with Dorsey & Whitney LLP, Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Underwriters, and Latham & Watkins LLP, US counsel to the Underwriters, in the preparation of:

(i)                                     the Underwriting Agreement;

(ii)                                  the Prospectus Supplements; and

(c)                                  together with Davies Ward Phillips & Vineberg LLP, in connection with the preparation of the Wrapper.

The US Base Shelf Prospectus as supplemented by the Preliminary Prospectus Supplement is referred to as the “US Preliminary Prospectus”.  The US Base Shelf Prospectus as supplemented by the Final Prospectus Supplement is referred to as the “US Supplemented Prospectus”.

We have also reviewed a copy of the receipt issued by the OSC for the Canadian Base Shelf Prospectus (the “Receipt”).

In addition, we have examined all such corporate and public records, statutes and regulations and other documents as we have deemed relevant and have considered such questions of law as we have considered relevant and necessary in order to give the opinions hereinafter set forth. As to various questions of fact material to such opinions, which were not independently established by us, we have relied upon certificates of public officials, Canadian Stock Transfer Company Inc. (“CSTC”), Mellon Investor Services, LLC operating with the service name BNY Mellon Shareowner Services (“BNY Mellon”) and officers of the Corporation, each of which has been provided to you.

Jurisdiction

We are solicitors qualified to practice law in the Provinces of British Columbia, Alberta, Ontario and Québec (the “Provinces”).  We do not express any opinion on any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein and in force on the date hereof, except in regard to the opinion set out in paragraph 5 below, which is limited to each of the Provinces.

Assumptions and Reliance

In reviewing all documents relevant to the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity at all relevant times of all natural persons signing such documents, the veracity of the information contained therein, the authenticity of all documents submitted to us as originals and the conformity to authentic or original documents of all documents submitted to us as certified, notarial, facsimile, true copies or reproductions.

For the purposes of the opinions expressed herein, we have also assumed that:

(a)                                 the minute books of CIMYM Biosciences Inc. are complete, accurate and up-to-date in all respects;

(b)                                 all agreements and other documents referred to herein have been duly authorized, executed and delivered by each of the parties thereto, other than the Corporation, and constitute legal, valid and binding obligations of each such party, enforceable against each such party in accordance with their respective terms;

(c)                                  each party to the agreements and other documents referred to herein, other than the Corporation, has satisfied all legal requirements that are applicable to it to the extent necessary to make each such agreement or other document enforceable against such party;

(d)                                 copies of all documents submitted to us have been executed in the form reviewed by us and have not been amended or modified since the date they were submitted to us, by written or oral agreement or by conduct of the parties thereto, or otherwise;

(e)                                  all representations and certificates dated on or prior to the date hereof upon which we have relied continue to be accurate in all material respects as of the time of delivery of this opinion letter;

(f)                                   the acknowledgments, representations and warranties of the Underwriters set forth in the Underwriting Agreement are true, correct and accurate in all respects, and the covenants of the Underwriter set forth in the Underwriting Agreement have been complied with (to the extent that they are to be complied with prior to or as of the date hereof);

(g)                                  the Corporation is not a “related issuer” or “connected issuer” (as those terms are defined in section 1.1 of National Instrument 33-105 Underwriting Conflicts) of the Underwriters; and

(h)                                 at all material times, no order of a competent regulatory authority will have been issued to cease the trade or distribution of any securities of the Corporation or that affects any person or company who engages in such a trade and no regulatory authority, judgment, order, decree, injunction, decision or ruling will be in effect which prevents the trade or distribution of securities of the Corporation.

With respect to our opinions expressed in:

(a)                                 paragraph 1 herein, we have relied on a Certificate of Status dated December 16, 2010 issued in respect of CIMYM BioSciences Inc.;

(b)                                 paragraph 4 herein, we have relied exclusively on the conditional listing approval letter of the Toronto Stock Exchange (the “TSX”) dated February •, 2012, a copy of which has been provided to you;

(c)                                  paragraph 5 herein, we have relied exclusively, as to the Corporation’s status as a reporting issuer in the Provinces, the default issuers list maintained by the British Columbia

Securities Commission as of February •, 2012 at 11:59 p.m. and the reporting issuer lists maintained by the Alberta Securities Commission as of February •, 2012, the OSC as of February •, 2012 and the Autorité des marchés financiers as of February •, 2012 (collectively, the “Reporting Issuer Confirmation”); and

(d)                                 paragraph 7 herein, as to the appointment of CSTC and BNY Mellon as the transfer agent and registrar and U.S. co-transfer agent, respectively, of the Corporation’s common shares, we have relied exclusively on a certificate of CSTC dated February •, 2012 and a certificate of BNY Mellon dated February •, 2012 (collectively, the “Transfer Agent Certificates”).

In rendering the opinion in paragraph 16, we express no opinion as to whether the Canadian Supplemented Prospectus constitutes full, true and plain disclosure of all material facts relating to the Common Shares, or whether any “material change” as defined in Ontario Securities Law, has occurred since the date of the Canadian Supplemented Prospectus that would have required the filing of an amendment to the Canadian Supplemented Prospectus in accordance with Ontario Securities Laws.

The phrase “to our knowledge” or similar language, refers to the actual knowledge of members of our firm who have been directly involved in matters in respect of which our opinion is being rendered and is intended to indicate that during the course of our representation of the Corporation, no information has come to our attention which would give us actual knowledge of the existence or absence of such facts or cause us to believe that such facts exist or are absent.  Except as expressly set forth herein, we have not undertaken any independent investigations, searches or verifications to determine the existence or absence of such facts and no inferences as to our knowledge of the existence or absence of such facts should be derived therefrom.

Opinions

Based and relying on and subject to the foregoing, we are of the opinion that:

1.                                      CIMYM BioSciences Inc. is a corporation amalgamated and existing under the laws of the Province of Ontario, has the corporate power and authority to carry on its business, and has the corporate power and authority to own, lease and operate its properties and assets.

2.                                      The Corporation is listed in the share register maintained in the minute books of CIMYM BioSciences Inc. as the registered owner of 80% of the outstanding shares of CIMYM BioSciences Inc.

3.                                      The Corporation’s execution and delivery of the Underwriting Agreement, the allotment, issuance and delivery of the Common Shares, the consummation of the transactions contemplated thereby and the performance of its obligations thereunder do not and will not result in a breach (whether after notice or lapse of time or both) of (i) any applicable laws of the Province of Ontario or the federal laws of Canada applicable therein, or (ii) any of the licensing and other agreements listed in Schedule A hereto.

4.                                      The Common Shares have been conditionally approved for listing by the TSX, subject to compliance with all requirements of the TSX as described in the TSX Letter.

5.                                      The Corporation is a “reporting issuer” in each of the Provinces pursuant to applicable securities laws of such Province and is not included in the list of defaulting reporting issuers maintained by the applicable Canadian Commission (as defined in the Underwriting Agreement).

6.                                      No authorization, consent or approval of or filing with any governmental body or regulatory authority was required to be obtained by the Corporation under applicable laws in connection with the execution and delivery of the Underwriting Agreement, the allotment, issuance and delivery of the Common Shares contemplated thereby, the consummation of the transactions contemplated thereby and the performance of its obligations thereunder, other than authorizations, consents or approvals that were obtained or filings that were made at that time.

7.                                      CSTC at its principal offices in the City of Toronto has been duly appointed as the Canadian registrar and transfer agent and Mellon Investor Services, LLC operating as BNY Mellon Shareowner Services has been duly appointed as the U.S. co-transfer agent for the Common Shares.

8.                                      The statements set out in the Registration Statement, US Preliminary Prospectus, the US Supplemented Prospectus and the Canadian Supplemented Prospectus under the headings “Enforceability of Civil Liabilities”, “Risk Factors — Risks Related to Being A Canadian Entity — It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence” and “Risk Factors — Risks Related to Our Business — We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions”, to the extent that they constitute matters of federal Canadian or Ontario law or legal conclusions, have been reviewed by us and fairly present the information disclosed therein in all material respects, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein. We express no opinion as to the differences between the laws of Canada and any other laws nor as to what matters of Canadian law would be considered of interest by any person.

9.                                      Subject to the qualifications set out therein, the statements in the Registration Statement, US Preliminary Prospectus, the US Supplemented Prospectus and the Canadian Supplemented Prospectus under the heading “Material Canadian Income Tax Considerations” constitute, as of the date thereof, an accurate summary of the material Canadian federal income tax consequences arising under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires Common Shares pursuant to the Offering.

10.                               No withholding tax imposed under the federal laws of Canada will be payable in respect of the payment or crediting of any commission or fee as contemplated by the Underwriting Agreement to an Underwriter that is not resident in Canada, but resident in the United States, for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980) (a “US Underwriter”), provided that (i) such US Underwriter does not have a permanent establishment in Canada, and (ii) that any such commission or fee is payable in respect of services rendered by such US Underwriter outside of Canada that are performed by such US Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee.

11.                               No goods and services tax imposed under the federal laws of Canada will be collectible by any US Underwriter in respect of the payment or crediting of any commission or fee as contemplated by the Underwriting Agreement to any US Underwriter, provided that any such commission or fee is payable in respect of services performed by such US Underwriter wholly outside of Canada.

12.                               No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of the Province of Ontario in connection with the issuance, sale or delivery to the US Underwriter of the Common Shares or the authorization, execution, delivery and performance of the Underwriting Agreement, or the sale of Common Shares by a US Underwriter to persons in the United States.

13.                               The Corporation is eligible to file a short form prospectus with the OSC and use the Shelf Procedures (as defined in the Underwriting Agreement) in respect of the Common Shares in the Province of Ontario.

14.                               The Receipt has been obtained from the OSC in respect of the Canadian Base Shelf Prospectus.  To our knowledge, the OSC has not revoked the Receipt, no order suspending the distribution of the Common Shares been issued by the OSC nor has a proceeding for that purpose has been initiated or threatened by the OSC.

15.                               All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the OSC under Ontario Securities Laws have been obtained in order to qualify the distribution of the Common Shares contemplated by the Canadian Supplemented Prospectus.

16.                               Each of the Canadian Base Shelf Prospectus and the Canadian Supplemented Prospectus, including the documents incorporated by reference therein (in each case, excluding the financial statements and financial schedules and other financial and statistical data included therein, as to which we do not express an opinion) appear on their face, as of the respective dates on which they were filed with the OSC under Ontario Securities Laws to have been appropriately responsive in all material respects to the form requirements of Ontario Securities Laws as interpreted and applied by the OSC.

17.                               The Corporation’s agreement to the choice of law provisions set forth in Section 15 of the Underwriting Agreement, will be recognized by a court of competent jurisdiction of the Province of Ontario (an “Ontario Court”), and judgment obtained in a New York court arising out of, or in relation to, the obligations of the Corporation under the Underwriting Agreement would be enforceable against the Corporation in an Ontario Court, provided that such choice is bona fide and legal.  In our opinion, there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding the choice of New York law to govern the Underwriting Agreement.

18.                               An Ontario Court (A) would recognize the jurisdiction of any federal or state court in the State of New York of competent jurisdiction (a “New York Court”) rendering a judgment that is not impeachable as void or voidable under New York law on the basis of process being served on YM BioSciences USA Inc. (“YM USA”) as the agent of the Corporation to receive service of process in the United States under the Underwriting Agreement provided that the Corporation has not purported to revoke the appointment or YM USA has not terminated the agency or otherwise rendered service on it ineffective, and (B) would give effect to the provisions in the Underwriting Agreement whereby the Corporation submits to the non-exclusive jurisdiction of a New York Court.

19.                               If the Underwriting Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to the opinion given in paragraph 18 above and to the extent specifically pleaded and proved as a fact by expert evidence, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law to all issues that under the conflict of laws rules of the Province of Ontario are to be determined in accordance with the proper or general law of a contract, provided that none of the provisions of the Underwriting Agreement, or of New York Law, are contrary to public policy (as that term is applied by an Ontario Court) (“Public Policy”); provided however, that, in matters of procedure, the laws of the Province of Ontario will be applied, including the Limitations Act, 2002 (Ontario), and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere.  In our opinion, there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein and no reasons, to our knowledge, with respect to the application of New York law by an Ontario Court, for avoiding enforcement of the Underwriting Agreement, based on Public Policy.

20.                               The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in an Ontario Court on a final and conclusive judgment in personam decided on its merits for a fixed sum of money by a New York Court that is subsisting and unsatisfied respecting the enforcement of the Underwriting Agreement that has not been stayed and is not impeachable as void or voidable under New York law for a sum certain if: (A) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; (B) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; (C) the action to enforce such judgment is commenced within applicable limitation periods; and (D) a court rendering such judgment had jurisdiction over the judgment debtor as recognized by the courts of the Province of Ontario (in our opinion, submission under the provisions of the Underwriting Agreement to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose).  In our opinion, there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of judgments of a New York Court under the Underwriting Agreement based on Public Policy.

The opinions in this letter are given solely for the benefit of the addressees hereof in connection with the transactions referred to herein and may not, in whole or in part, be relied upon by any other person, except for Dorsey & Whitney LLP, who are entitled to rely on and refer to this opinion in the opinions being delivered by them in connection with the Offering.

Schedule “A”

1.              Amendment No. 1 to sales agreement between YM BioSciences Inc. and Cantor Fitzgerald & Co. dated January 7, 2011

2.              Placement agent agreement among YM BioSciences Inc., Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. dated March 4, 2010

3.              Underwriting agreement between YM BioSciences Inc. and Roth Capital Partners LLC dated December 14, 2010

4.              Underwriting agreement between YM BioSciences Inc. and Dundee Securities Corporation, Canaccord Capital Corporation, Sprott Securities Inc., Dlouhy Merchant Group Inc. and Haywood Securities Inc. dated September 16, 2004

5.              Placement agent agreement between YM BioSciences Inc. and SG Cowen & Co. LLC dated February 13, 2006

6.              License agreement (re: Nimotuzumab) between CIMYM Biosciences Inc., CIMAB S.A. and Daiichi Pharmaceutical Co. Ltd. dated July 25, 2006

7.              Implementation agreement between YM BioSciences Inc. and Cytopia Limited dated October 5, 2009)

8.              Side letter deed to implementation agreement in preceding item (dated October 29, 2009)

9.              Shareholder rights plan agreement between YM BioSciences Inc. and CIBC Mellon Trust Company dated October 22, 2007

10.       Agreement and plan of merger by and among YM BioSciences Inc., YM BioSciences USA Inc., YM BioSciences U.S. Operations Inc., Eximias Pharmaceutical Corporation and Orbimed Advisors, LLC (as stockholder representative) dated April 13, 2006

11.       Assignment agreement (in respect of certain indebtedness of Delex Therapeutics Inc.) between Eastern Technology Seed Investment Fund Limited Partnership and YM BioSciences Inc. dated May 2, 2005

12.       Assignment agreement (in respect of certain indebtedness of Delex Therapeutics Inc.)  between Business Development Bank of Canada and YM BioSciences Inc. dated May 2, 2005

13.       Assignment agreement (in respect of certain indebtedness of Delex Therapeutics Inc.)  between New Generation Biotech (Equity) Fund Inc. and YM BioSciences Inc. dated May 2, 2005

14.       Amalgamation agreement between YM BioSciences Inc., 2069044 Ontario Limited and Delex Therapeutics Inc. dated May 2, 2005

15.       Merger agreement among YM BioSciences Inc., 2069044 Ontario Limited, Delex Therapeutics Inc., Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc. and Eastern Technology Seed Investment Fund Limited Partnership dated April 12, 2005

16.       Escrow agreement between YM BioSciences Inc. and Equity Transfer Services Inc. dated May 2, 2005

17.       Lease amending and extension agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003

18.       Amended and restated development and licence agreement relating to TheraCIM h-R3 between CIMYM, Inc., CIMAB S.A. and Oncoscience AG dated August 15, 2007

19.       License agreement between York Medical Inc. and Biostar Inc. dated October 11, 2000

20.       Licensing agreement between CIMYM Inc. and CIMAB S.A. dated January 24, 2001

21.       Licensing agreement between Yorkton Medical Inc. and CIMAB S.A. dated May 3, 1995

22.       Agreement between York Medical Inc., the University of Manitoba and the Manitoba Cancer Treatment and Research Foundation (d/b/a Cancercare Manitoba) dated November 2, 2000

23.       Clinical research services agreement between YM BioSciences, Inc. and Pharm-Olam International Ltd. dated March 10, 2004

24.       TGF-A/HER-1 Vaccine license, development, manufacturing and supply agreement between and among Tarcanta Inc., Tarcanta, Ltd., CIMAB, S.A., YM BioSciences, Inc. and CIMYM, Inc. dated July 13, 2004.

25.       Appointment letter dated August 20, 2003 with respect to appointment of SCO Financial Group LLC as financial consultant and advisor

Heenan Blaikie — IP Opinion

We are responsible for maintaining the patents listed in the attached Schedule (“the Schedule”) and for the prosecution of the patent applications listed in the Schedule. Our knowledge of Nimotuzumab is based on information provided by YM Biosciences Inc. and its subsidiaries (collectively, the “Company”) and the disclosures of the patents (the “Patents”) and patent applications (the “Applications”) as listed in the Schedule.  We have read the registration statement of the Company on Form F-10 (Registration No. 333-175381 ) (the “Registration Statement”), as amended, the Base Shelf Prospectus dated July 14, 2011 (the “Base Shelf Prospectus”) and Shelf Prospectus Supplement of the Company dated February , 2012 (the “Prospectus Supplement” and, together with the Base Shelf Prospectus, the “Prospectus”) including particularly the portions of the Registration Statement, the Base Shelf Prospectus and the Prospectus Supplement referring to patents, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how concerning Nimotuzumab and:

(i)                                     We have no reason to believe that the Registration Statement, Base Shelf Prospectus, and the Shelf Prospectus Supplement, contain any untrue statement of a material fact, or omits to state any material fact that is required to be stated therein or is necessary to make the statements made therein not misleading, with respect to patents, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how concerning Nimotuzumab, licensed, owned or used by the Company and its subsidiaries;

(ii)                                  To the best of our knowledge, there are no pending or threatened legal or governmental proceedings relating to infringement, nor allegations on the part of any person of infringement, relating to patents, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how of the Company or its subsidiaries concerning Nimotuzumab, and no such proceedings are threatened or contemplated;

(iii)                               To the best of our knowledge, neither the Company nor any of its subsidiaries is infringing or otherwise violating any patents, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how of any persons, and no person is infringing or otherwise violating any of the patent, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how of the Company and its subsidiaries in a way in which could materially affect the use thereof by the Company or its subsidiaries;

(iv)                              To the best of our knowledge, the Company and its subsidiaries own or possess sufficient licenses or other rights to use all patents, trade secrets, trademarks, service marks, copyrights or other proprietary information or know-how concerning Nimotuzumab necessary to conduct the business now being or proposed to be conducted by the Company as described in the Base Shelf Prospectus and Prospectus Supplement;

(v)                                 Except as set out on page XX of the amended and restated Base Shelf Prospectus dated July 14, 2011 regarding a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB S.A., to the best of our knowledge, there are no asserted or unasserted claims of any persons relating to the scope or ownership of the Patents or Applications, there are no liens which have been filed against the Patents or Applications, there are no material defects of form in the preparation or filing of the Applications, the Applications are being diligently prosecuted, and none of the Applications have been finally rejected;

(vi)          We have no reason to believe that the Patents will be declared invalid or will not afford the Company or its subsidiaries reasonable patent protection relative to the subject matter thereof;

(vii)         To our knowledge, the Company is a licensee of the Patents and Applications; and

(viii)        To the best of our knowledge, all pertinent prior art references known during the prosecution of the Patents and Applications were disclosed to the relevant national patent offices, where required, and to the best of our knowledge, no misrepresentation was made to, or concealed any material fact from the relevant national patent offices during such prosecution.

SCHEDULE

YM BioSciences

Nimotuzumab Patent Estate

(February 2012)

Monoclonal Antibodies Recognizing the Epidermal Growth Factor Receptor, Cells and Methods for Their Production and Compositions Containing Them (mR3)

Country	Filing Date	Serial No.	Publn Date	Publn No.	Issue Date	Patent No.
Canada	01 Mar 94	2,116,753		2,116,753	Granted	2,116,753
Europe	18 Aug 93	93202428.4	09 Mar 94	586002	Granted	586002

Humanized and Chimeric Antibodies for EGF Receptor Used in Diagnosis and Therapy of Tumours (hR3)

Country	Filing Date	Serial No.	Publn Date	Publn No.	Issue Date	Patent No.
U.S.	17 Nov 95	08/560,558	—	—	06 Apr 99	5,891,996
US-Con	21 Dec 98	09/217,268	—	—	14 Jan 03	6,506,883
Canada	17 Nov 95	2,163,151	19 May 96	2,163,151	Granted	2,163,151
Canada	17 Nov 95	2,332,183		2,332,183	Granted	2,332,183
Europe	15 Nov 95	95203126.8	22 May 96	712,863	Granted	712,863
Japan	18 Nov 95	337644/95	05 Nov 96	8291200	Granted	358303

Method of Obtaining Cell Lines in a Protein-Free Medium and Cell Lines Thus Obtained

Country	Filing Date	Serial No.	Publn Date	Publn No.	Issue Date	Patent No.
U.S.	22 Oct 03	12/759,208	5 Aug 10	20100197011
Canada	22 Oct 03	2,503,315	06 May 04	2,503,315
Europe	22 Oct 03	03757654	17 Aug 05	1,564,285	16 Mar 11	1564285
Japan	22 Oct 03	545689/04	06 Feb 06	503879/06	28 Jan 11	4674087
Australia	22 Oct 03	3273727			31 July 08	3273727
N.Z.	22 Oct 03	540171			14 Aug 08	540171
Korea	22 Oct 03	5088403

Stewart McKelvey Opinion

We have acted as special Nova Scotia counsel to the Corporation in connection with (the “Offering”) of • common shares of the Corporation (a “Common Share”) pursuant to the provisions of an underwriting agreement (the “Underwriting Agreement”) dated [February] •, 2012 by and between the Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters named therein (collectively, the “Underwriters”).

The Corporation has filed a (final) short form base shelf prospectus dated July 14, 2011 qualifying the issuance of up to U.S.$125,000,000 in aggregate of Common Shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of thereof (the “Canadian Base Prospectus”), a preliminary prospectus supplement dated February 23, 2011 (the “Canadian Preliminary Prospectus Supplement”), and a prospectus supplement dated [February] •, 2012 (the “Canadian Prospectus Supplement”) in Canada.  The Corporation has filed with the United States Securities and Exchange Commission (the “S.E.C.”) (i) a registration statement on Form F-10 (Registration No. 333-175381) (the “Registration Statement”) registering the offering and sale of Common Shares, warrants and units comprising any combination thereof under the U.S. Securities Act of 1933, including the Canadian Base Prospectus (the “U.S. Base Prospectus”), (ii) a copy of the Canadian Preliminary Prospectus Supplement (the “U.S. Preliminary Prospectus Supplement”), and (iii) the Canadian Prospectus Supplement (the “U.S. Prospectus Supplement” and, together with the Canadian Prospectus Supplement, the “Prospectus Supplements”).

This opinion letter is provided at the request of the Underwriters pursuant to subsection 5(h) of the Underwriter Agreement.

In connection with the opinions set out below, we have examined executed copies of each of the following:

1.                                      the Underwriting Agreement;

2.                                      the Canadian Base Prospectus;

3.                                      the Canadian Preliminary Prospectus Supplement (being sometimes referred to, together with the Canadian Base Prospectus as the “Canadian Preliminary Prospectus”);

4.                                      the Canadian Prospectus Supplement (being sometimes referred to, together with the Canadian Base Prospectus as the “Canadian Supplemented Prospectus”);

5.                                      the Registration Statement;

6.                                      the U.S. Base Prospectus;

7.                                      the U.S. Preliminary Prospectus Supplement (being sometimes referred to, together with the U.S. Base Prospectus as the “U.S. Preliminary Prospectus”);

8.                                     the U.S. Prospectus Supplement (being sometimes referred to, together with the U.S. Base Prospectus as the “U.S. Supplemented Prospectus” and, being sometimes referred to together with the Canadian Supplemented Prospectus, as the “Supplemented Prospectuses”);

9.                                      each of the Prospectus Supplements;

10.                               a certificate of status (the “Certificate of Status”) pertaining to the Corporation issued on behalf of the Registrar of Joint Stock Companies for the Province of Nova Scotia, dated [February] •, 2012;

11.                               a certificate of the Director, Finance and Administration of the Corporation dated the date hereof with respect to, inter alia, the memorandum of association and articles of association of the Corporation and resolutions of the board of directors of the Corporation dated [February] •, 2012 authorizing, among other things, the execution and delivery of the Underwriting Agreement, the Canadian Base Prospectus and the Canadian Prospectus Supplement by the Corporation, together with a certificate of incumbency (collectively, the “Officer’s Certificate”), a copy of which is attached hereto;

12.                               a certificate of Canadian Stock Transfer Company Inc. respecting the issued and outstanding shares in the capital stock of the Corporation as at [February] •, 2012 (the “CSTC Certificate”); and

13.                               minutes of the Corporation since the date of continuance of the Corporation under the laws of the Province of Nova Scotia and contained in a duplicate copy of the minute book of the Corporation provided to us.

We have also examined the originals or copies, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents and have considered such questions of law as we have deemed necessary as a basis for the opinions hereinafter expressed.

In such examination we have assumed the legal capacity of all individuals, the veracity of the information contained in the documents, the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, facsimile or photostatic copies of original documents.

We are solicitors qualified to practice law in the Province of Nova Scotia and we express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein.

As to various questions of fact material to our opinion, which we have not verified independently, we have relied upon completeness, truth and accuracy of all statements of fact contained in documents or certificates of governmental authorities and the Corporation or its officers and its transfer agent including the Officer’s Certificate and the CSTC Certificate which we have assumed remain accurate as at the time immediately prior to the allotment and issuance of shares at the Closing contemplated by the Underwriter Agreement.

In expressing the opinion in paragraph 1 with respect to the valid existence and good standing of the Corporation, we have relied exclusively on the Certificate of Status.

In expressing the opinion in paragraph 6 with respect to the delivery of the Underwriting Agreement, we have assumed that the Underwriting Agreement has been physically delivered by the Corporation to the other parties thereto or their lawful representatives and that no such delivery was subject to any condition or escrow which has not been satisfied.

We understand that the Common Shares have not been qualified for sale, and will not be issued, in the Province of Nova Scotia and we express no opinion as to the securities laws of the Province of Nova Scotia.

On the basis of the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that:

1.                                      The Corporation is a company limited by shares continued under the Companies Act (Nova Scotia), is validly existing and in good standing under the laws of the Province of Nova Scotia as to the filing of annual returns and payment of annual fees, and has the corporate power and authority to own, lease and operate its properties and assets as described in the Registration Statement, the U.S. Preliminary Prospectus and the Supplemented Prospectuses.

2.                                      The authorized capital of the Corporation consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A Preferred Shares without nominal or par value and 500,000,000 Class B Preferred Shares without nominal or par value, issuable in series, of which no more than • voting common shares are issued and outstanding.

3.                                      The Corporation has the corporate power and capacity to enter into and to carry out its obligations under the Underwriting Agreement, including the corporate power and capacity to issue the Common Shares as contemplated by the Underwriting Agreement.

4.                                      All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement and performance by the Corporation of its obligations thereunder, including the allotment and issuance of the Common Shares.

5.                                      The execution and delivery of the Underwriting Agreement, the allotment and issuance of the Offered Common Shares, and the consummation of the transactions contemplated by the Underwriting Agreement, and the performance by the Company of its obligations thereunder, do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the memorandum of association, articles of association or resolutions of the directors or the shareholders of the Corporation or any applicable laws of the Provinces of Nova Scotia or the federal laws of Canada applicable therein.

6.                                      The Underwriting Agreement has been duly executed and delivered by the Corporation.

7.                                      The Corporation has all requisite power and capacity to execute and deliver each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Supplemented Prospectus, and to file each of them with the OSC.  The Corporation has all requisite power and capacity to execute and deliver each of the Registration Statement, the U.S. Base Prospectus and the U.S. Supplemented Prospectus and the Canadian Prospectus Supplement and to file each of them with the with the S.E.C.  All necessary action has been taken by the Corporation to authorize the execution and delivery of the Canadian Base Prospectus, the Canadian Supplemented Prospectus, the

Registration Statement, [list specific amendments signed and reviewed], the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Supplemented Prospectus, to authorize the filing of each of of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Supplemented Prospectus with the OSC and the filing of the Registration Statement, the Amendments, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Supplemented Prospectus with the S.E.C.

8.                                      The Common Shares have been validly authorized and, upon their allotment and issuance for consideration as provided in the Underwriting Agreement, will be issued as fully paid and non-assessable shares in the capital of the Corporation and have the attributes and characteristics described under the subheading “Common Shares” under the heading “Description of Share Capital, Common Shares and Related Information” in the Canadian Base Prospectus.

9.                                      The form of the share certificate representing each of the Common Shares complies with the requirements under the Companies Act (Nova Scotia) and has been duly approved by the Corporation.

10.                               The statements concerning the specific requirements of the laws of the Province of Nova Scotia and the memorandum and articles of association of the Corporation as set out in the Registration Statement, U.S. Preliminary Prospectus, the U.S. Supplemented Prospectus and the Canadian Supplemented Prospectus under the subheading “We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.” following the heading “Risk Factors — Risks Related to Being A Canadian Entity” are accurate in all material respects subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.  For certainty, we express no opinion as to the differences between the laws of Nova Scotia or Canada and any other laws nor as to what matters of Nova Scotia law would be considered of interest by any person.

11.                               No consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency, commission or body or regulatory authority having jurisdiction in the Province of Nova Scotia is required for the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Company of its obligations thereunder, or the consummation of the transactions contemplated herein and therein.

This opinion is furnished to you by us as special Nova Scotia counsel to the Corporation, is solely for the benefit of the addressees hereof and not for the benefit of any other person and is rendered solely in connection with the transactions referred to herein.  This opinion may not be quoted in whole or in part, or otherwise referred to or used for any purpose, without our prior written consent, except in a closing agenda or other listing of documents relating to the transactions referred to herein and except that Heenan Blaikie LLP may quote and rely on this opinion for purposes of their opinions delivered to the Underwriters on the date hereof in connection with the creation, issue and sale by the Corporation of the Common Shares and the other transactions referred to herein.

Exhibit B

FORM OF OPINION OF COMPANY’S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(C)

1.              Except for the registration of the Common Shares under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the United States Securities Exchange Act of 1934, as amended, or applicable state securities laws in connection with the issuance and sale of the Common Shares, no consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body of the United States of America or the State of New York, which has not been obtained, taken or made, and is not in full force and effect, is required for the execution, delivery and performance of the Underwriting Agreement by the Corporation, or the offer, issuance and sale of the Common Shares by the Corporation.

2.              The issuance and sale of the Common Shares by the Corporation, the compliance by the Corporation with all of the provisions of the Underwriting Agreement, and the consummation of the transactions contemplated by the Underwriting Agreement, will not: (i) breach or result in a default under any of the agreements that are set forth on Schedule A hereto; or (ii) violate Applicable Law or any judgment, order or decree of any court or arbitrator known to us, except where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries taken as a whole.

3.              Each of the Registration Statement and the U.S. Prospectus, as of its respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements and other financial information included or incorporated by reference therein, or omitted therefrom, as to which we express no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

4.              The statements under the heading “Material United States Federal Income Tax Consequences” in the U.S. Prospectus, to the extent that such statements purport to constitute summaries of matters of law or regulation or legal conclusions, have been reviewed by us and fairly and accurately summarize the matters described therein in all material respects, except that we render no opinion as to the Corporation’s status as a “passive foreign investment company” within the meaning of such term in the Internal Revenue Code of 1986, as amended.

5.              To our knowledge, there are no contracts or other documents to which the Corporation or any of its subsidiaries is a party or to which the property of the Corporation or any of its subsidiaries is subject that are required to be filed as exhibits to the Registration Statement which are not filed as required.

6.              To our knowledge, no person or entity has the right to require registration of the Common Shares or other securities of the Corporation because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right or who have been given proper notice

B-1

and have failed to exercise such right within the time or times required under the terms and conditions of such right.

7.              Under the laws of the State of New York relating to submission to jurisdiction, the Corporation has, pursuant to Section 15 of the Underwriting Agreement, validly submitted to the personal jurisdiction of any state court of the State of New York located in the City and County of New York, Borough of Manhattan, or the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, in any action arising out of or based upon the Underwriting Agreement or the transactions contemplated thereby, and has validly waived any objection to the venue of a proceeding in any state court of the State of New York located in the City and County of New York, Borough of Manhattan, or the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan.

8.              The Corporation is not, and after giving effect to the offering and sale of the Common Shares and the application of the proceeds thereof as described in the U.S. Prospectus under the heading “Use of Proceeds” will not be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

We have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Prospectus (other than the documents incorporated therein by reference) and in conferences and telephone conversations with officers and other representatives of the Corporation, the Underwriters, representatives of the Underwriters, including their Canadian and United States counsel, and the independent auditors for the Corporation, during which the contents of the Registration Statement, the Disclosure Package, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that we have not undertaken to verify independently, and we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the U.S. Prospectus or the documents incorporated by reference therein, except as set forth in paragraph 4 above, on the basis of the foregoing, in the course of our work in connection with the matters contemplated by the Agreement, no information has come to our attention that leads us to believe that (A) the Registration Statement (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to which we express no opinion), as of its most recent effective date, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) that as of the date of the U.S. Prospectus at the time the U.S. Prospectus Supplement was issued or as of the date hereof, the U.S. Prospectus (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to which we express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the Disclosure Package as of the Applicable Time or as of the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

B-2

Exhibit C

FORM OF OPINION OF COMPANY’S SPECIAL OFAC COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(D)

We have acted as special United States regulatory counsel for YM BioSciences Inc., a corporation continued under the Nova Scotia Companies Act (the “Company”) and YM BioSciences USA, Inc., a Delaware corporation (“YM USA”), with respect to regulatory matters involving the Trading with the Enemy Act, as amended, the Cuban Assets Control Regulations at 31 CFR Part 515 administered by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”), and the published decisions of OFAC (together, the “Cuban Embargo Laws”).

This opinion is provided to you at the request of the Company in connection with the offer and sale by the Company of up to an aggregate of [              ] common shares, without nominal or par value, of the Company, pursuant to the Underwriting Agreement dated February [24], 2012 (the “Underwriting Agreement”) among the Company and the Underwriters named therein. This opinion is being delivered to you pursuant to Section 5(d) of the Underwriting Agreement. Capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Underwriting Agreement.

Our opinion is limited to the provisions of Cuban Embargo Laws. We express no opinion and assume no responsibility with respect to any other federal, state or other laws including local, foreign, supranational, or regional laws or regulations or equitable doctrines or common law or the regulations of any other agencies or administrative bodies, including but not limited to laws governing the corporate organization, authority to transact business, or tax liability of any party, or the rules and regulations of the United States Food and Drug Administration (the “FDA”).

In this limited capacity, and for purposes of this opinion, we have examined the originals or certified, conformed or reproduced copies of:

(a) the Underwriting Agreement;

(b) the Prospectuses;

(c) the OFAC licenses listed on Attachment B hereto (the “OFAC Licenses”); and

(d) such other documents, instruments, certificates or records as we have deemed relevant or necessary for the opinions hereafter expressed.

In our examination of the documents, we have assumed: (i) the genuineness of all signatures; (ii) that where any signature (that purports to have been made in a corporate, governmental, fiduciary or other capacity, the person who affixed such signature to such document had authority to do so; (iii) the authenticity of all documents submitted to us as originals; and (iv) the conformity with originals of all documents submitted to us as copies.

Although we have acted as special regulatory counsel to the Company and YM USA, we draw your attention to the fact that we have not undertaken any on-site or other physical inspection of their business or properties and we have not independently verified the manner in which their businesses are or will be operated. As to matters of fact, we have relied, without independent investigation or inquiry, solely upon the representations and warranties contained in and made pursuant to the Underwriting Agreement, and upon the declaration of the Chief Executive Officer of the Company and YM USA delivered to us, and attached hereto as Attachment A in connection with this opinion (the “Officer’s Certificate”). We have also assumed that all information contained in YM USA’s applications to obtain the OFAC Licenses is true, correct and complete.

Whenever in this letter we limit our opinion to “our Knowledge,” our statements are based solely on the Officer’s Certificate and the actual knowledge of the individual attorneys currently employed by this firm who are involved in representing the Company and YM USA.

This opinion is given as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter occur or come to our attention or to assess the likelihood or effect of any event. including any proceeding or appeal which hereafter may be initiated by or before OFAC, or any federal or state court, or any changes in laws, rules, or regulations, or the interpretation of’ such, which may hereafter occur.

The opinions expressed in this letter are subject in all respects to the following additional qualifications and assumptions: (1) no opinion is rendered as to the compliance of the Company and YM USA now, in the past, or in the future with any or all conditions or other requirements of OFAC contained in the OFAC Licenses or otherwise imposed by statute, rule, regulation or policy, and we assume no obligation to ensure that the Company or YM USA comply with such conditions or requirements; (2) we are assuming that YM USA is in full compliance with the conditions imposed by the OFAC Licenses and no opinion is rendered as to the effect of any failure by the Company and YM USA to comply with any conditions or requirements of OFAC or of the OFAC Licenses: and (3) no opinion is rendered as to matters not specifically referred to herein and under no circumstances are you to infer from anything stated or not stated herein any opinion with respect to such matters.

Based upon and limited to such examination, and subject to the assumptions and qualifications set forth in this letter, it is our opinion that:

1. The OFAC Licenses constitute all of the licenses required by OFAC for YM USA to engage in the following transactions: (A) the importation into the United States from Cuba of the Cuban-origin drug, Nimotuzumab (the “Drug”) in the quantities set forth in the OFAC Licenses for (1) use in clinical trials at U.S. oncology facilities with adult patients suffering from various solid tumor cancers, under Investigational New Drug (“IND”) applications, as authorized and supervised by the FDA; (2) use in single patient IND applications and early clinical trials in any oncology facility in the United States, for the treatment of children with pontine glioma, as authorized and supervised by the FDA; (B) the conduct of the clinical trials referred to in (1) and (2) above, as authorized and supervised by the FDA; and (C) the travel-related transactions to Cuba in connection with development of the Drug.

2. To our Knowledge, each of the OFAC Licenses is in full force and effect. As used herein, “full force and effect” means that (a) the OFAC Licenses have become effective under the applicable Cuban Embargo Laws; (b) no stay of effectiveness has been issued; and (c) the OFAC Licenses have not expired by their own terms or been suspended, invalidated or adversely modified by any subsequent action by OFAC.

This opinion is given solely for the benefit of, and may be relied upon solely by the Underwriters in connection with the transactions contemplated by the Underwriting Agreement and may not be quoted, used, relied upon, or referred to by any other person or entity, nor redelivered to or relied upon by any other person or entity, without the prior written consent of this firm.

Exhibit D

FORM OF OPINION OF COMPANY’S SPECIAL IP COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(E)

We are the intellectual property counsel responsible for maintaining and prosecuting the patents for YM Biosciences Australia Pty Ltd (“YM Australia”) listed in Schedule A and for maintaining the Ludwig patents listed in Schedule B which are in-licensed by YM Australia.

We have read the registration statement of YM BioSciences Inc. (“YM”) on Form F-10 (File No. 333-175381)(the “Registration Statement”), as amended, the shelf prospectus of YM dated July 14, 2011 (the “Base Shelf Prospectus”) and the shelf prospectus supplement of YM dated February [23], 2012 (the “Prospectus Supplement” and, together with the Base Shelf Prospectus, the “Prospectus”). YM acquired Cytopia Limited (“Cytopia”) by merger pursuant to a scheme of arrangement on 29 January 2010. The patents listed in Schedule A are now in the name of YM Australia except those listed in Schedule C which are still in the name of Cytopia Research Pty Ltd (“Cytopia Australia”) as the change to YM Australia has been requested but not yet formally recorded. On the basis of our review of the Prospectus:

(i)                                    We have no reason to believe that the Registration Statement, the Base Shelf Prospectus and the Prospectus Supplement contains any untrue statement of a material fact, or omits to state any material fact that is required to be stated therein or is necessary to make the statements made therein not misleading, with respect to patents licensed or used by YM Australia;

(ii)                                 To the best of our knowledge, the statements in the Prospectus under the caption “Our Products” in relation to YM Australia are accurate and complete statements or summaries of the matters therein set forth, and nothing has come to our attention that causes us to believe that such material contains any untrue statement of a material fact, or omits to state a material fact that is required to be stated therein or necessary in order to make the statements made therein not misleading;

(iii)                              To the best of our knowledge, there are no pending or threatened legal or governmental proceedings, nor allegations on the part of any person of infringement, relating to patents of YM Australia and no such proceedings are threatened or contemplated;

(iv)                             To the best of our knowledge, YM Australia is not infringing or otherwise violating any patents and no person is infringing or otherwise violating any of the YM Australia patents in a way in which could materially affect the use thereof by YM;

(v)                                To the best of our knowledge, YM Australia own or possess sufficient licenses or other rights to use all patents necessary to conduct the business now being or proposed to be conducted by YM as described in the Prospectus;

(vi)                             To the best of our knowledge, there are no asserted or unasserted claims of any persons relating to the scope or ownership of the YM Australia patents or applications listed in Schedule A, there are no liens which have been filed against any of the patents or applications, there are no material defects of form in the preparation or filing of the applications, the applications are being diligently prosecuted, and none of the applications has been finally rejected;

D-1

(vii)                          To the best of our knowledge, there are no asserted or unasserted claims of any persons relating to the scope and ownership of YM Australia foreign patents or applications listed in Schedule A, there are no liens which have been filed against any of the foreign patents or applications, there are no material defects of form in the preparation or filing of the foreign applications, the foreign applications are being diligently prosecuted, and none of the foreign applications has been finally rejected or abandoned;

(viii)                       We have reasonable belief that the YM Australia applications and foreign applications listed in Schedule A will eventuate in issued patents, and that any patents issued in respect of any such applications or foreign applications will be valid or will afford YM reasonable patent protection relative to the subject matter thereof;

(ix)                             To the best of our knowledge, YM Australia is a licensee of the patents listed in Schedule. B;

(x)                                To the best of our knowledge, all pertinent prior art references known to us during the prosecution of the YM Australia patents and applications listed in Schedule A, were disclosed to the PTO, and to the best of our knowledge, we made no misrepresentation to, or concealed any material fact from, the PTO during such prosecution.

D-2

Form of lock-up from directors, officers or other stockholders pursuant to Section 5(l)

Exhibit E

February     , 2012

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park
New York, New York  10036

Re:          Proposed Public Offering by YM BioSciences Inc.

Dear Sirs:

The undersigned, a stockholder and an officer and/or director of YM Biosciences Inc., a corporation continued under the Nova Scotia Companies Act (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering of shares (the “Securities”) of the Company’s common shares, no par value (the “Common Shares”).  In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 60 days from the date of the Underwriting Agreement (subject to extensions as discussed below), the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Company’s Common Shares or any securities convertible into or exchangeable or exercisable for or repayable with Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or any prospectus under applicable Canadian securities laws or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Merrill Lynch:

(1) (a) as a bona fide gift or gifts or (b) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement,

“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); provided that (i) Merrill Lynch receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (ii) any such transfer shall not involve a disposition for value and (iii) no public reporting or filing shall be required or voluntarily made by the undersigned in respect of such transfer, other than such filings required to be made by the undersigned on the System for Electronic Disclosure by Insiders pursuant to applicable Canadian securities laws;

(2) pursuant to a bona fide take-over bid made to all holders of common shares of the Company or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this lock-up agreement; and

(3) upon the exercise of any stock options of the Company held by the undersigned on a “cash” or “cashless” basis in accordance with the stock option plan of the Company. For greater certainty, in connection with the exercise of stock options, the undersigned shall be permitted to transfer Common Shares to the Company to fund tax withholding obligations in connection with such exercise, as applicable.

Notwithstanding the foregoing, if:

(1)           during the last 17 days of the 60-day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the 60-day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60-day lock-up period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the 60-day lock-up period (as may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned understands that, if the Underwriting Agreement does not become effective on or prior to March 16, 2012, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released from all obligations under this lock-up agreement.

Very truly yours,

Signature:

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